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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022931

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 6/28/02

REPORT FOR THE PERIOD BEGINNING 05/01/01 AND ENDING 04/30/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.W. SMITH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2002
WASH, D.C. 165

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10604 N.E. 38th Place, Suite 125
(No. and Street)

Kirkland Washington 98033-7932
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vinton J. Schmidt (425) 803-9893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENNETH L. WALL & Co., P.S., CPA's
(Name – *if individual, state last, first, middle name*)

2001 - 6th Avenue, Suite 2150 Seattle, WA 98121-2571
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY		

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ***R.W. SMITH***, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. SMITH & ASSOCIATES, INC. *****, as of April 30, ***, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**** NONE ****

VINTON J. SCHMIDT
COMMISSION EXPIRES 8-09-02
NOTARY PUBLIC
STATE OF WASHINGTON

R. W. Smith
Signature

President & CEO
Title

Vinton J. Schmidt
Vinton J. Schmidt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF

FINANCIAL CONDITION

APRIL 30, 2002

KENNETH L. WALL & CO., P.S.
CERTIFIED PUBLIC ACCOUNTANTS
NEAL D. OTTMAR
CALVIN L. OTT
DAVID R. HLEBASKO
2150 WESTIN BUILDING
2001 SIXTH AVENUE
SEATTLE, WASHINGTON 98121-2571
TELEPHONE (206) 441-1055
FAX (206) 441-1058

Independent Auditor's Report

June 21, 2002

Board of Directors
R. W. Smith & Associates, Inc.
Seattle, Washington

We have audited the accompanying Statement of Financial Condition of R. W. Smith & Associates, Inc. (the Company) as of April 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. at April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kenneth L. Wall & Co., P.S.
KENNETH L. WALL & CO., P.S.

R. W. SMITH & ASSOCIATES, INC.
Statement of Financial Condition
April 30, 2002

ASSETS

Cash and cash equivalents (Note 1)		$ 874,134
Receivable from brokers and dealers (Note 1)		519,983
Fixed Assets, on basis of cost (Note 1)		
Furniture and equipment	$281,301	
Less accumulated depreciation	(180,274)	101,027
Prepaid expenses		11,620
Receivable from related party (Note 6)		242,513
Other assets		179,835
		$ 1,929,112

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to brokers and dealers (Note 1)	$ 514,931
Line of Credit – Bank	10,171
Accounts payable, accrued expenses and other liabilities	285,294
Payable to clearing agent (Note 2)	17,154
Income taxes payable	11,149
Total Liabilities	838,699
Commitments and contingent liabilities (Note 4)	
Stockholders' Equity:	
Class A voting common stock, $.25 par value; 200,000 shares authorized, 58,418 shares issued & outstanding	14,605
Class B nonvoting common stock, no par; 1,500,000 shares authorized, 525,771 shares issued & outstanding	
Additional paid-in capital	364,032
Retained earnings	711,776
Total Stockholders' Equity	1,090,413
	$ 1,929,112

The accompanying notes are an
integral part of these financial statements.

Note 1. <u>Summary of Significant Accounting Policies</u>

Organization -- R. W. SMITH & ASSOCIATES, INC. (Company) is registered as a "municipal securities brokers' broker" as defined in subsection (ii) of the Rule 15c3-1(a)(8) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the State of Washington, received its approval for membership in the National Association of Securities Dealers, Inc. (N.A.S.D.) on September 18, 1985, and began business on September 19, 1985. With nine locations, the Company does business with broker-dealers and dealer-banks located throughout the United States.

Cash and cash equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income recognition -- State and municipal bond transactions are recorded on a settlement date basis, generally three business days after the trade date. Commission income and related expenses for transactions executed but not settled are accrued at each month end.

Receivable from and payable to brokers and dealers -- Such amounts represents the contract value of securities which have not been delivered or received by the settlement date.

Fixed Assets -- Office furniture, equipment and leasehold improvements are carried at cost and are depreciated/amortized over five to seven years using the straight line method. Maintenance and repairs are expensed when incurred.

Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risks -- Financial instruments, which potentially subject the Company to credit risk, consist principally of cash investments. Cash is invested in low risk liquid investments with a high quality financial institution. The Company has not incurred losses related to cash investments.

Note 2. Payable to Clearing Agent

The payable to clearing agent is for Company transactions and is collateralized by Company securities as defined by SEC Rule 15c3-1(a)(8)(v). Interest is at a fluctuating rate (4.75% at April 30, 2002).

Note 3. 401(K) Plan

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, and is available to all eligible employees. The Company does not currently match employees contributions to the plan, but does pay all administrative fees of the Plan, which amounted to $4,113 for the year ended April 30, 2002.

Note 4. Commitments and Contingencies

Leases

The Company leases office space in several locations under noncancelable leases with an initial term greater than one year, and are classified as operating leases. In addition, the Company leases office equipment and pays a licensing fee for the installation, operation and maintenance of a trading system under a month to month cancelable licensing agreement which is classified as an operating expense. This agreement was effective as of May 04, 1995.

Aggregrate annual base rental commitments under all leases, subject to certain escalation charges, which are not included in the schedule below, for rental of office space and equipment as of April 30, 2002, are as follows:

FYE	Operating Leases
04/30/2003	$ 503,522
04/30/2004	235,858
04/30/2005	191,164
04/30/2006	168,628
04/30/2007	35,133
Total minimum base rentals	$1,134,305

Rental expense for office space, equipment and licensing fees, totaled $1,002,599, for the year ending April 30, 2002.

Financial Instruments with Off-Balance-Sheet Risk

The Company is involved in activities related to securities trans-actions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance-sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

Legal

The Company is a party to legal proceedings generally incidental to its business. Although the final outcome of any of the legal proceedings cannot be predicted with any degree of certainty, the Company presently believes that any ultimate liability resulting from any of such legal proceedings, or all of them combined, would not have a material adverse effect on the company's financial position.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(8)(iii), which requires the maintenance of minimum net capital and requires that the ratio of aggregrate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2002 the Company had net capital of $546,833, which was $396,833 in excess of its required net capital of $150,000. The Company's net capital ratio was 0.59 to 1.

Note 6. Related Party Transactions

The Company leases office furniture, office equipment, and data processing equipment from a company wholly owned by the principal shareholder. Such leases are initially written for a one-year period, and thereafter on a month to month basis. Such payments amounted to $99,213 for the current year.

The principal shareholder also has ownership interest in other companies that have not been consolidated in these financial statements. The Company did not engage in significant transactions with the unconsolidated companies.

The Company has loans receivable, which amounted to $242,513 at year-end, from the principal shareholder and related entity. The loans are evidenced by notes, bear interest at the applicable federal rates, and are payable on demand.
